August 9, 2024

Chi Wai Dennis Tam
Executive Chairman and Co-Chief Executive Officer
Black Spade Acquisition II Co
Suite 2902, 29/F
The Centrium
60 Wyndham Street
Central, Hong Kong

       Re: Black Spade Acquisition II Co
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-280385
Dear Chi Wai Dennis Tam:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 24, 2024 Chinese Laws and Regulations, page 10

1.     We note your response to prior comment 4. In addition to the effect PRC laws or
       regulations may have on the timing of an initial business combination, please also disclose the impact PRC laws or regulations may have on returning cash to shareholders if they were to redeem.
 August 9, 2024
Page 2
If we seek shareholder approval of our initial business combination . . ., page
46

2. We note your disclosure added in response to comment 9. However, existing disclosure continues to state that the purpose of any purchases of shares "could be to vote such shares in favor of the business combination . . . " Please revise to remove the implication that the sponsor, officers or directors could purchase shares during the restricted period and vote them in favor of the business combination.
Underwriting, page 202

3.     We note your response to prior comment 15. Please disclose    the
multiple reciprocal
       obligations    of each party such that the underwriters will reimburse
the company for the
       company's expenses. Please revise the disclosure consistent with the response.

       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Stacey Wong